SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of December

                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)
                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____  Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes ___________ No______X_______



       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

The English language press release of Van der Moolen Holding N.V. dated December 4, 2007 announces the selling of certain assets related to its NYSE specialist activities to Lehman Brothers Inc.

  Van der Moolen Holding NV Sells Certain Assets Related to Its NYSE
            Specialist Activities to Lehman Brothers Inc.


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Dec. 4, 2007--Van der Moolen Holding NV today announced that it has reached agreement to sell certain assets of its US specialist activities to Lehman Brothers Inc. for zero consideration. The agreement includes all specialist stocks and the majority of staff. As from the date of consummation of the transaction, which is expected on or around December 10, Lehman Brothers will assume specialist responsibility for the 308 operating companies on the New York Stock Exchange floor.

    Following the sale of its US specialist book, Van der Moolen
Holding NV fourth quarter net result will include charges for derecognition of certain VDMS intangible assets amounting to EUR 40 million (net of taxes). This amount excludes any charges for severance and other one restructuring costs.

    Richard den Drijver, CEO of Van der Moolen Holding NV, comments:
"This transaction marks the end of an era for our company, but certainly not the end of our activities in the US. From now on the focus of our US business will be on brokerage and trading at the Chicago Board Stock Exchange (CBSX). This brings our focus in the US in line with our strategy in Europe."

    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Investor Relations/Corporate
Communications, telephone +31 (0)20 535 6789.

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F 2005. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


    CONTACT: Van der Moolen Holding NV
             Investor Relations/Corporate Communications
             +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              VAN DER MOOLEN HOLDING N.V.

         Date: December 4, 2007               By: /s/ Richard E. den Drijver



                                                 ------------------------------
                                              name:  Richard E. den Drijver
                                              title: Chairman of the Executive
                                              Board


                                              By: /s/ M. Wolfswinkel



                                                 ------------------------------
                                              name : M. Wolfswinkel
                                              title: Member of the Executive
                                              Board


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